Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Worldwide Webb Acquisition Corp. on Form S-1 of our report dated April 2, 2021, except for Warrant Amendments in Note 5, Warrant Liabilities in Note 6, and Subsequent Events in Note 8, as to which the date is September 24, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Worldwide Webb Acquisition Corp as of March 5, 2021 and for the period from March 5, 2021 (inception) through March 5, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Los Angeles, CA

September 24, 2021